

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

July 26, 2010

Mr. Richard W. Donaldson
Chief Executive Officer, Chief Financial Officer,
President, Secretary and Treasurer
Pengram Corporation
1200 Dupont Street, Suite 2J
Bellingham, WA 98225

       Re: **Pengram Corporation**
              Form 10-K for the Fiscal Year Ended November 30, 2009
              Filed March 16, 2010
              Response Letter Dated July 12, 2010
              File No. 000-52626

Dear Mr. Donaldson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director